Exhibit 12

                      UNITED TELEPHONE COMPANY OF FLORIDA
              COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
                            (In Thousands)

                                        Three Months Ended        Six Months Ended
                                            June 30,                 June 30,
                                       ------------------       ------------------
                                        1994        1993         1994        1993
                                        ----        ----         ----        -----
                                           (Unaudited)           (Unaudited)

 Income before extraordinary item     $ 29,818   $ 26,555       $ 62,287   $ 31,226 (1)
 Capitalized interest                     (151)       (68)          (264)      (194)
 Income tax provision                   17,156     13,785         36,187     14,577
                                       -------     ------         -------    -------
 Subtotal                               46,823     40,272         98,210     45,609
                                       -------     ------         -------    -------
Fixed charges:
 Interest charges                       8,546      9,556         17,299     19,051
 Interest factor of operating rents     2,846        959          3,858      1,330
                                        -----      -----         ------     -------
Total fixed charges                  $ 11,392     10,515         21,157     20,381
                                       ------     ------         ------     -------
Earnings, as adjusted                $ 58,215  $  50,787     $  119,367  $  65,990
                                       ======     ======        =======     ======

Ratio of earnings to fixed charges       5.11       4.83           5.64       3.24 (2)
                                       ======     ======        =======     ======


(1) Net income for the six months ended June 30, 1993, reflects a reduction of approximately $21 million resulting from the portion of the Sprint/
      Centel merger and integration costs attributable to the Company. In the absence of recognition of such costs, net income would have been $52,850.


(2) In the absence of the company's recognition of $40 million of nonrecurring charges related to the Sprint/Centel merger, the ratio of earnings to fixed charges would have been 4.94 for the six months ended June 30, 1993.


NOTE: The above ratios have been computed by dividing fixed  charges into the sum of (a) income before extraordinary item less capitalized interest included in income (b) income taxes,  and (c) fixed charges.  Fixed charges consist of interest on all indebtedness (including amortization of debt issuance expenses) and the interest factor of operating rents.

                                       -14-